                                  FORM 10-SB



            GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
          SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                 ECO-Rx, Inc.
            (Exact name of registrant as specified in its charter)


                                    Florida
                           (State of Incorporation)


                                  65-0569329
                     (IRS Employer Identification Number)


          2051 Northeast 191 Drive, North Miami Beach, Florida 33179
                   (Address of Principal Executive Offices)


                                (305) 937-1862
             (Registrant's Telephone Number, Including Area Code)


       Securities to be Registered Pursuant to Section 12(b) of the Act:
                     Title of each class to be registered
                                     NONE

             Name of each exchange on each class to be registered
                                NOT APPLICABLE


     Securities to be Registered Pursuant to Section 12(g)(1) of the Act:
                    Common Stock, $.001 par value per share
                               (Title of Class)

                                 ECO-Rx, Inc.

                                  FORM 10-SB
                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                               Table of Contents

                                    Part I

Item 1.  Description of Business..............................................       4

Item 2.  Management's Discussion and Analysis or Plan of Operation............       9

Item 3.  Description of Property..............................................      12

Item 4.  Security Ownership of Certain Beneficial
          Owners and Management...............................................      13

Item 5.  Directors, Executive Officers, Promoters
          And Control Persons.................................................      14

Item 6.  Executive Compensation...............................................      15

Item 7.  Certain Relationships and Related Transactions.......................      15

Item 8.  Description of Securities............................................      16

                                    Part II

Item 1.  Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters.........................      18

Item 2.  Legal Proceedings....................................................      19

Item 3.  Changes in and Disagreements with Accountants........................      19

Item 4.  Recent Sales of Unregistered Securities..............................      19

Item 5.  Indemnification of Directors and Officers............................      19

                                    Part F/S

Financial Statements..........................................................      24

                                    Part III

Item 1.  Index to Exhibits....................................................      56

Item 2.  Description of Exhibits..............................................      56

Signatures....................................................................      57

          This Registration Statement contains certain forward looking documents within the meaning of the Private Securities Litigation Reform Act of 1995. The Registrant intends that such forward looking statements be subject to the safe harbors created thereby. These forward looking statements include statements regarding (i) the Registrant's research and development plans, marketing plans, capital and operations expenditures, and results of operations; (ii) potential financing arrangements; (iii) potential utility and acceptance of the Registrant's existing and proposed products; and (iv) the need for, and availability of, additional financing.

          The forward-looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward looking statements are based on assumptions regarding the Registrant's business which involve judgments with respect to, among other things, future economic and competitive conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Registrant. Although the Registrant believes that the assumptions underlying the forward looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward looking statements. In light of the significant uncertainties inherent in the forward looking information contained herein, the Registrant or any other person that the objectives or plans of the Registrant will be achieved should not regard the inclusion of such information as any representation.

                                    PART I

Item 1.   Description of Business

History and Development of the Company

The Company
-----------

          ECO-Rx, Inc. (the "Company") was originally incorporated as Eco-Aire Company, Inc. in the State of Florida on February 27, 1995. The Company changed its name to ECO-Rx, Inc. on July 27, 1999. The Company is engaged in the business of developing, manufacturing and marketing air purification systems for use by both the general public and commercial consumers. The Company has been in the development stage since its incorporation. The Company's mission is to pioneer the technology, design and manufacturing of air purification equipment for the destruction of pathogens and for the efficient and effective removal of odors, allergy and asthma causing agents, pollutants and certain gasses from indoor air environments.

          The Company's air purification system is unique and protected under patent application. The system employed in the air purification process utilizes state of the art technology which allows the Company to offer a product that eliminates fungus, spores, germs, and other allergens from the air without the use of conventional filter systems. At present, there is one configuration offered by the Company: a portable system that can be mounted on a wall, sit on a floor stand, or be placed on a shelf. The Company believes its system is superior to any air purification system available in the marketplace today. Its applications range from household use for removal of germs, odors and allergens from the air, to commercial applications that include the possibility of removing all germs and some noxious odors from aircraft while in flight, eliminating smoking odors from vehicles, removing germs, odors, and allergens from hospital and other medical environments.

          The Company has engaged independent testing laboratories who have verified the performance of its air purification system. In laboratory tests, the Company's system eliminated all tested pathogens and molds. In addition, the Company has placed prototype units in commercial facilities, including doctors offices, banks, and cigar lounges. The acceptance of the units and their performance has been overwhelmingly positive. Because of their effectiveness, the single largest problem encountered by the Company, with its test units, has been the return of units from the test sites.

Management
----------

          The Company's management team consists of Jerrold M. Nelson, Chairman of the Board, President and Chief Executive Officer, Gary Arnold, Vice Chairman, Joseph M. Peiken, Vice President and Chief Financial Officer, and Roger A. Nelsen, Vice President/Sales and Marketing.

          Jerrold M. Nelson, Chairman of the Board, President and Chief Executive Officer. Mr. Nelson has over 27 years of experience in the health care industry. He has worked with several major firms, including Bionomics, OBI Corporation, and Tuttnauer where he successfully marketed and sold existing product lines in addition to founding a subsidiary for OBI Corporation to market new products. He is a former Vice President of Sales for the Singer Corporation. Mr. Nelson has demonstrated his ability to successfully market and sell both established product lines in addition to participating in the development and sales of new products. Mr. Nelson is a respected manager and professional.

          Gary Arnold, Vice Chairman. Dr. Arnold has served as an officer and a board member of the Company since June 1998. Since 1993, Dr. Arnold has been CEO of Windhorse Corporation, an organizational consultancy providing corporations with direction in all phases of expanding capital markets, business evaluation and corporate planning. Windhorse designs, develops and publishes educational, motivational and management courses. From 1991 to 1993, Dr. Arnold was CEO of International Commercial Collections and Cook, Arnold and Associates in New Orleans, where he developed asset and liability searches, employment screening and credit investigations and collections for the Federal Government and private industry. Prior to this he served as executive vice president of Capital Resources, Inc., as a financial analyst with Shearson, Lehman, Hutton and Paine-Webber and with various other financial and human resources companies.

          Joseph M. Peiken, Vice President and Chief Financial Officer. Mr. Peiken received a Bachelor of Business Administration degree from the University of Miami and is a Certified Public Accountant. He is a former Partner of the Certified Public Accounting firm of Pannell Kerr Foster and has taught continuing education classes for the certified public accounting profession. Mr. Peiken has extensive experience in the operations of both large and small business entities with an emphasis on businesses involved in the medical and medical service disciplines.

         Roger A. Nelsen, Vice President/Sales and Marketing. Mr. Nelsen received a B.S.B.A. degree from the University of Connecticut at Storrs. He is the founder of Nelsen & Associates, a manufacturing representative organization specializing in the medical products and health care industry. He has extensive experience in the development and management of sales organizations and has demonstrated those abilities with such well known business entities as Johnson & Johnson, and Everest & Jennings.

Air Purification Product
------------------------

          The Company has developed, and applied for, patent(s) for its proprietary technology. The technology uses two basic concepts of sterilization, Ultraviolet Radiation and Ozone Gas, to destroy airborne bacteria, viruses, spores and mold. In addition, the Ozone will oxidize some organic odors. Both components are contained in a closed housing (the "cartridge") which encompasses a powerful Energy Cell in which the ultraviolet radiation and ozone continually function. There is no danger involved in exposure to either the machine or the environment it creates. The system generates different wavelengths of energy along the air stream within the cartridge. High levels of ozone are created first and mixed in turbulent fashion with the incoming air. As the air travels through the cartridge, it comes in contact with ultraviolet radiation. As the air stream nears the exit of the cartridge, the ozone gas has been reduced and the air stream emitted contains ozone that is well below (60% below) the levels recommended by OSHA and the EPA. In addition, the air stream is germ free.

The Cartridge
-------------

          The most fundamental element of the Eco-Rx product is the proprietary replacement cartridge. It provides a safe, simple way for the end user to maintain the unit. The user never comes in contact with the bulbs or the killing chamber because these reside inside the sealed cartridge. This disposable cartridge of foam actually holds the "killing chamber" for the unit. Since the "killing chamber" is, in essence, the key to the unit, we have effectively established an "Eco-Rx Inside" proposition, similar to the strategy that has been employed effectively by a major computer chip manufacturer within the PC market. As the installed base of units grows, so grows an ongoing revenue stream which is driven by the demand for replacement cartridges that only Eco-Rx can supply.

          The Eco-Rx cartridge utilizes a special lamp (within the cartridge) that has a one year life. The Company is developing a base for the lamp, unique to it, which it intends to patent.

          This use of foam improves the product in several ways. Because the foam is an excellent packing material, the bulbs can be shipped already set into the chamber, eliminating the need for additional packing materials, and also eliminating the need for the end-user to come in contact with the germicidal UV lamp, when the bulb needs replacing. In addition, the material is very light, lowering shipping costs of the original unit as well as the replacement cartridge.

Air Cleaner Market
------------------

          Over the past decade, indoor air quality ("IAQ") has become one of the key environmental issues in the U.S. In 1995, the EPA declared poor IAQ as one of the top five health risks, based on the growing body of scientific research supporting the conclusion that air inside homes and other buildings can be more seriously polluted than outdoor air. The World Health Organization estimates that 30% of all new buildings worldwide will suffer from poor IAQ. As people are spending approximately 90% of their time indoors, the health risk from poor IAQ is significant, and continues to grow. Estimates suggest that more people die each year from causes attributable to particulate air pollution than are killed in car accidents.

          There is a wide variety of health effects from poor IAQ, ranging from increased incidence of asthma and allergic illnesses to Sick Building Syndrome
(SBS) and Building Related Illness (BRI). The incidence of asthma has grown by more than 65% in the past fifteen years. The economic impact of poor IAQ is staggering. Studies from the American Lung Association and the International Journal of Indoor Air Quality have estimated that poor IAQ is costing American business between $30 and $170 billion dollars annually in lost employee productivity due to sickness, absenteeism and diminished job performance.

          There are several factors that are influencing the continued increase in health risk from poor IAQ. First, energy conservation measures from the 1970's have created tighter buildings. This has both reduced the number of air exchanges inside buildings (outside air getting inside) and also increased moisture build-up inside, which facilitates microorganism growth. Secondly, the use of heat pumps, which recycle indoor air, have further reduced the amount of outside "fresh" air being introduced into buildings and have helped increase the concentration of airborne particulates and microorganisms. Thirdly, reduced preventative maintenance on HVAC systems and reduced housekeeping have also increased the levels of airborne contaminants. Finally, the newer building materials being used in construction have been causing an increase in volatile organic compounds (VOC's) found in the air. It is important to note that these trends are not expected to change in the future, suggesting there will be a continually increasing demand for products that improve the quality of indoor air.

Tuberculosis
------------

          Tuberculosis is again a growing worldwide medical concern, with the number of cases increasing in recent years at an alarming rate. In 1990 there were an estimated 7.5 million cases worldwide and an estimated 2.5 million deaths from the disease. Documentation exists to substantiate the fact that health care workers and airline passengers are at a high risk to contact this airborne disease. In 1996 the World Health Organization (WHO) said that 3.8 million new cases were reported but estimated that nearly eight million cases might have occurred worldwide. In 1998 the Center for Disease Control (CDC) reported approximately 8 million new cases and 2 million deaths.

          A major cause for the spread of the disease is that it is widespread in Russia and third world countries. Airlines have made this a much "smaller" world and, coupled with the population as mobile as it is today and aircraft recirculating its air more than ever, the disease is spreading once again.

          Documentation exists to substantiate the fact that health care workers
and airline passengers are at high risk to contact this airborne disease.   The
Company's machine can be installed in almost any environment and smaller versions can be operated on low voltage systems making them candidates for the transportation industry in addition to normal facility uses.

Small Particulate Filter
------------------------

          Almost without exception all existing air treatment systems available in the marketplace today use expensive replaceable filters. The "high end" of this filter technique is the High-Efficiency-Particulate Air Filter (HEPA) system. These systems require constant maintenance and, if used in an environment where airborne germs exist, must be disposed of under the guidelines of infectious waste, referred to as "red bag" waste. All germs entering the machine are oxidized leaving nothing dangerous for disposal. Eco-Rx eliminates the problem, while conventional systems concentrate it. Eco-Rx will have a small particulate filter to catch "sterile dust" particulates that could remain. In laboratory testing, over two-thirds of that particulate was destroyed. The particulate filter will trap the remaining "sterile dust" particulate. Additional filters will come with the replacement cartridges.

Manufacturing/Assembly
----------------------

          Eco-Rx does not plan to establish its own manufacturing capability. The intention is to work with a contract manufacturer, who can also provide assistance during the final design, engineering and tooling phases of product development.

          Recently, the Company began discussions with a number of companies in order to identify a development and manufacturing partner. The initial selection process is already underway. There appears to be one candidate which has the capability required and a strong interest in the project. This candidate has over 35 manufacturing sites worldwide. An expert in plastics molding, it has specific expertise in injection molding, rotocasting and thermo-forming. It would also assemble and ship the product for the Company. The Company has been seeking a relationship such as this to eliminate the need for its own manufacturing facility.

Future Applications
-------------------

          In future applications the Company will further expand the usage of the technology by designing applications in water purification, food sterilization and usage in other medical and home health care products.

Design and Consulting Agreement
-------------------------------

          During 1997, the Company entered into a design and consulting services agreement with a third party. The Company agreed to pay a royalty of $1 for each unit sold for a period of fifty years, commencing on the date of first sale, for all sales made by the Company of the original product to any potential customer introduced to the Company for which a "Disclaimer Notice" was not given.

Competition
-----------

          Almost without exception, existing air treatment systems available in the marketplace today use expensive replaceable filters. The "high end" of this filter technique is the High-Efficiency-Particulate Air Filter (HEPA) System. These systems require constant maintenance, and, if used in an environment where airborne pathogens exist, must be disposed of under the guidelines of infectious waste, referred to as "red bag" waste with special clothing and breathing apparatus.

          There is no existing product that can provide safe, effective operation and still deliver high levels of purification against all three forms of airborne contaminants. At one end of the product spectrum, the market includes the replaceable air freshening devices found in restrooms that are intended to mask lavatory and other odors. As has been discussed, while masking the odor, these products are not capable of attacking the source of the odor. The products also require frequent and costly replacement.

          Awareness of the effects of poor IAQ continues to grow and will drive customer's to look for more efficacious product. Companies such as ECOLAB, which currently supply masking products to commercial accounts, will be looking for additional products to sell and new sources of on-going revenue. The Eco-Rx product represents a significant opportunity to them, due to on-going replacement cartridge sales volume against a growing installed user base.

          The predominant product forms are freestanding HEPA type air cleaners and filtration devices built into HVAC systems. These products have some effectiveness against airborne particulates, but they do little to combat odors or pollutants like smoke, bacteria and viruses. Many of these filtering systems are out-of-date; they all require frequent filter replacement and maintenance, which ultimately drives their level of effectiveness. Because the filter's are typically connected to in-line HVAC systems, this market represents enormous sales potential.

          At the other end of the spectrum are custom-designed air purification devices, which include large freestanding germicidal UV or ozone generating machines. These machines, which represent a very small portion of the market, are extremely expensive (from $1,000 to $10,000 per unit). Since their design/technology exposes the UV radiation or ozone to the environment, they either require evacuation to run safely at levels with high enough concentrations to be effective, or their performance against airborne contaminants is relatively poor.

Employees
---------

          The Company has four full-time employees. The Company retains the services of Jerrold M. Nelson, Gary Arnold, Joseph M. Peiken and Roger A. Nelsen on a full time basis. While these employees are not currently salaried, during 1998 the Company entered into agreements with each of them for consulting services which were paid during the year through the settlement of loans made to these employees during 1996 and 1997. See Item 7 of this Part I.

Item 2.  Management's Discussion and Analysis or Plan of Operation

          The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement.

Plan of Operations

          The Company has been in the development stage since its incorporation in the State of Florida on February 27, 1995. The Company's mission is to pioneer the technology, design and manufacturing of air purification equipment for the destruction of pathogens and for the efficient and effective removal of odors, allergy and asthma causing agents, pollutants and certain gases from indoor air environments. The Company has a wholly owned subsidiary, Eco-Aire Marketing, Inc., which is inactive.

          The Company remains a development stage company with immaterial revenues and substantial general and administrative expenses. The Company's cash has been provided from its fund-raising activities, all of which have been conducted on a private basis, and from loans from shareholders. The notes payable by the Company to stockholders and others at September 30, 1999 are as follows:

Notes Payable to Shareholders
-----------------------------

David Mack               Note accruing interest at 10%; all unpaid interest and principal became             $100,000
                         due during June 1998, and is personally guaranteed by Jerrold M. Nelson,
                         Joseph M. Peiken and Theodore M. Shlisky, three of the Company's stockholders. As of December 31, 1998, this note was payable on demand and was accruing interest at 18%. Mr. Mack has agreed to accept $5,000 as payment in full of all interest due under this note if the note is paid in full in 1999.

David Mack               Unsecured loan, interest accruing at 8.75% payable annually commencing                80,000
                         December 1996.  The loan became due during December 1998.  As of December
                         31, 1998, this note was payable on demand and was accruing interest at
                         18%. Mr. Mack has agreed to accept $5,000 as payment in full of all interest due under this note if the note is paid in full in 1999.

Virginia Levitt          Various unsecured loans, interest accruing at 15%, with maturity dates                50,000
Eddie Levitt             ranging from January 31, 1999 to March 12, 999.  These notes were renewed
Morris Levitt            and now have maturity dates ranging from November 30, 1999 to December
Alan Douglas             31, 1999.




Eddie Levitt             Unsecured, bearing interest at 15%, due on demand.                                    20,000
Jerrold M. Nelson
Dan Glaviano

Notes Payable to Others
-----------------------

Rozel International      Unsecured, bearing interest at 12%.  The maturity date of this note is               100,000
  Holdings               the earlier of:  (a) the infusion of gross proceeds of $300,000 in additional debt or equity capital, (b) the closing of an initial public offering or "reverse merger" of the Company into a publicly traded entity or (c) December 31, 1999.

                                                                                                            _________
                                                      Total:                                                 $350,000
                                                                                                             ========



          The Company's plan of business is more particularly described in Item 1 of this Registration Statement under the caption "Description of Business." The information which follows is a narrative description of the Company's results of operations, liquidity and capital resources.

Results of Operations
---------------------

          The Company had revenues of $54,547 from its date of organization (February 27, 1995) through September 30, 1999. It had no revenues for the nine months ended September 30, 1999. The Company had a net loss of $112,688 for the nine months ended September 30, 1999, a net loss of $487,662 for the nine months ended September 30, 1998, and a net loss of $1,813,707 since February 27, 1995, the date of inception. The Company's general and administrative expenses totaled $94,586 and $501,679 for the nine months ended September 30, 1999 and 1998, respectively, $324,879 for the year ended December 31, 1998, and $1,216,804 from inception through September 30, 1999. As of September 30, 1999, total liabilities exceeded total assets by $558,035.

          Management does not believe that the Company will develop any material revenues until the Company is able to license its technology or sell and distribute its products. Management is presently involved in preliminary negotiations for a licensing agreement which, if successfully completed, may result in substantial profits to the Company. No assurances can be given, however, that such negotiations will be successful. Until the Company is able to arrange licensing agreements or sell its own products, it must depend upon continued private sales of its securities and loans from its shareholders to fund its losses.

Liquidity and Capital Resources
-------------------------------

          The Company had cash of $1,037 at September 30, 1998, $5,837 at December 31, 1998, and $500 at September 30, 1999. From its organization through September 30, 1999, the Company has been substantially dependent on the proceeds of various private offerings of its equity securities and loans from stockholders to fund its operating expenses. The Company has principally engaged in borrowing activity from its shareholders (who have loans outstanding to the Company of $250,000 in the aggregate as of September 30, 1999) and one unrelated party for $100,000. The Company has no loan arrangement with any commercial lending institution and is unlikely to receive traditional commercial debt financing in the foreseeable future. Management estimates the Company's present operating expenses to be a minimum of $13,000 and a maximum of $20,000 per month, depending upon the Company's payments to outside research consultants and other consultants. The Company is also dependent upon the proceeds of financing from the sale of its securities to fund production and development of new products, and to implement the sale and leasing of its systems to commercial customers.

          The Company continues to explore opportunities with various investors, joint venture candidates, and prospective licensees. As of the date of this Registration Statement, the Company has not received any binding commitment for equity or debt financing, nor has it entered into any joint venture or licensing agreement with respect to its air machine. Management believes that the Company can continue to operate on a maintenance basis at a cost of no more than $13,000 per month for the foreseeable future, provided that the Company obtains sufficient cash from one or more of the sources described above to meet its operating expenses.

Development Stage Operations and Going Concern
----------------------------------------------

          Since formation, the Company's operations have been devoted primarily to:

          .  Raising capital
          .  Developing its product
          .  Obtaining financing
          .  Developing its marketing plan

          Accordingly, the Company is considered to be in the development stage, as its planned production and sales have not yet commenced.

          Management's plans include the following:

          . Commencement of production and development of new products . Implementation of sales and leasing of commercial units
          .  Pursuing licensing agreements for the technology

          The Company has made progress expanding the patent coverage and marketing strategy. The Company has adopted a plan to implement certain courses of action for raising capital and marketing. The Company has also held presentations for major companies to license the technology, and manufacture, sell and distribute its products, and is presently attempting to negotiate a licensing agreement with a major company for those purposes; however, the Company can make no assurances that such negotiations will be successful.

          The Company has been in the development stage since its inception on February 27, 1995. The financial statements included as part of this registration statement are presented on the basis that the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the Company's consolidated financial statements, the Company has incurred net losses for the nine months ended September 30, 1999 and 1998. As of September 30, 1999, total liabilities exceeded total assets by $558,035.

          The Company's ongoing losses, as well as the Company's ability to obtain additional long-term financing, adequate stockholder capital contributions, and future equity funding, create an uncertainty about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Item 3.   Description of the Property

          The Company's executive offices are currently located at 2051 Northeast 191 Drive, North Miami Beach, Florida 33179. As of September 30, 1999, the Company was not paying any rent for the use of these premises. As of September 30, 1999, the Company had no laboratory, research or manufacturing facilities. The Company leased a factory on a month-to-month basis at $1,000 per month through February 27, 1997, at which time a one year lease was executed at a different location providing for a monthly rental of $1,375. The factory was subsequently abandoned. Rental expense for all operating leases amounted to approximately $41,000 during 1998. As of September 30, 1999, the Company had no rent commitments.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

          The table on the next following page sets forth information with respect to the anticipated beneficial ownership of the Common Stock by (i) each of the officers and directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, as of September 30, 1999. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Name and Address of             Number of Shares         Percentage
Beneficial Owner               Beneficially Owned  Ownership of Class/(1)/
-----------------------------  ------------------  -----------------------

Gary Arnold/(3)(4)/                       440,000                   7.53%
4929 Toby Lane
Kenner, LA 70065

Roger A. Nelsen/(2)(3)/                   150,328                   2.57%
103 Lawlor Drive
Tolland, CT 06084

Dorothy Nelson/(4)(5)/                  1,127,233                  19.29%
68 Zachariah Place
Warwick, RI 02889

Jerrold M. Nelson/(2)(3)/                       0                   0.00%
68 Zachariah Place
Warwick, RI 02889

Joseph M. Peiken/(2)(3)(4)/             1,170,429                  20.03%
2051 Northeast 191 Drive
North Miami Beach, FL 33179

Theodore M. Shlisky/(4)/                1,127,233                  19.29%
48 Knights Road
Kings Park Lane, NY 11754

Kevin S. Waltzer/(4)/                     666,206                  11.40%
2865 S. Gable Rd., PMB 393
New Town, PA 18940
All officers and directors
As a group (4 persons)                  2,887,990                  49.43%

____________________
See footnotes on the next page.

/(1)/ Calculated on the basis of 5,842,939 shares of Common Stock issued and outstanding.

/(2)/ Officer of the Company.

/(3)/ Director of the Company.

/(4)/ Includes, in accordance with Rule 13d-3, shares of which the named person is the beneficial owner.

/(5)/ Ms. Nelson is the spouse of Jerrold M. Nelson, Chairman, President and
      Chief Executive Officer of the Company.


Item 5.   Directors, Executive Officers, Promoters, and Control Persons

          The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, and all offices and positions with the Company. Officers and other employees serve at the will of the Board of Directors.

                                  Term Served as
Name of Director      Age        Director/Officer            Positions With Company
----------------      ---      --------------------      ------------------------------
Gary Arnold            45      Since June 1998           Director, Vice Chairman

Roger A. Nelsen        52      Since September 1997      Director, Vice President of
                                                         Sales and Marketing

Jerrold M. Nelson      57       Since February 1995      Director, Chairman, President
                                                         and Chief Executive Officer

Joseph M. Peiken       59       Since February 1995      Vice President/Chief Financial
                                                         Officer and Secretary

          Jerrold M. Nelson, Chairman of the Board of Directors, President and Chief Executive Officer. Mr. Nelson has over 27 years of experience in the health care industry, where he worked at such major firms as Bionomics, OBI Corporation, and Tuttnauer where he successfully marketed and sold existing product lines in addition to founding a subsidiary for OBI Corporation to market new products. He is a former Vice President of Sales for the Singer Corporation. Mr. Nelson has demonstrated his ability to successfully market and sell both established product lines in addition to participating in the development and sales of new products. Mr. Nelson is a respected manager and professional.

          Joseph M. Peiken, Director, Vice President, Chief Financial Officer and Secretary. Mr. Peiken received a Bachelor of Business Administration degree from the University of Miami and is a Certified Public Accountant. He is a former Partner of the Certified Public Accounting firm of Pannell Kerr Foster and has taught continuing education classes for the certified public accounting profession. Mr. Peiken has extensive experience in the operations of both large and small business entities with an emphasis on business involved in medical and medical service disciplines.

          Roger A. Nelsen, Director, Vice President/Sales and Marketing. Mr. Nelsen received a B.S.B.A. degree from the University of Connecticut at Storrs. Mr. Nelsen is the founder of Nelsen & Associates, a manufacturing representative organization specializing in the medical products and health care industry. He has extensive experience in the development and management of sales organizations and has demonstrated those abilities with such well known business entities as Johnson & Johnson, and Everest & Jennings.

          Gary Arnold, Vice Chairman of the Board. Dr. Arnold has served as an officer and a board member of the Company since June 1998. Since 1993, Dr. Arnold has been CEO of Windhorse Corporation, an organizational consultancy providing corporations with direction in all phases of expanding capital markets, business evaluation and corporate planning. Windhorse designs, develops and publishes educational, motivational and management courses. From 1991 to 1993, Dr. Arnold was CEO of International Commercial Collections and Cook, Arnold and Associates in New Orleans, where he developed asset and liability searches, employment screening and credit investigations and collections for the Federal Government and private industry. Prior to this he served as executive vice president of Capital Resources, Inc., as a financial analyst with Shearson, Lehman, Hutton and Paine-Webber and with various other financial and human resources companies.

Item 6. Executive Compensation

          The following table and notes present for the two years ended December 31, 1998, the compensation paid by the Company to the Company's Chief Executive Officer and to the Company's four most-highly compensated executive officers, other than the Company's Chief Executive Officer, who were serving at December 31, 1998 and whose total annual salary and bonus exceeded $100,000 (none).

                                                     Restricted    Securities
Name and                                             Stock         Underlying
Principal Position        Year          Salary ($)   Award(s)($)   Options/SARs($)
(a)                       (b)           (c)          (f)           (g)
------------------------  -----------   ----------   ----------    ---------------
Jerrold M. Nelson               1998          -0-            --                 --
Chairman of the Board,
President
                                1997          -0-            --                 --

Item 7.  Certain Relationships and Related Transactions

          On December 2, 1997, the Company issued 10,000 restricted shares to Gary Arnold, a Director of the Company, in consideration of his services to the Company.

          During 1996 and 1997, the Company loaned funds, at 7% interest, to certain stockholders and others. As of December 31, 1997, the total loans outstanding to such individuals were as follows:

          Jerrold M. Nelson             $ 45,351.00
          Joseph M. Peiken                55,775.00
          Roger A. Nelsen                 45,322.00
          Theodore M. Shlisky             49,106.82
          Others                          10,033.00
                                        -----------

            Total:                      $205,587.82

          The foregoing loans and additional amounts were expensed as consulting fees during 1998 as follows:

          Jerrold M. Nelson             $ 65,411.91
          Joseph M. Peiken                71,275.00
          Roger A. Nelsen                 68,322.01
          Theodore M. Shlisky             49,106.83
          Others                          12,533.00
                                        -----------

            Total:                      $266,648.75

          There are no other loans or advances to officers, directors or stockholders. There are no other contracts between the Company and any insiders.


Item 8.  Description of Securities

          The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefor. See "Additional Information."

Common Stock

          The Company is presently authorized to issue 10,000,000 Shares of $.001 par value Common Stock. As of September 30, 1999, the Company had 5,842,939 shares issued and outstanding.

          The holders of Shares are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares. All shares now outstanding are fully paid, validly issued and non-assessable. Each share is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's shares do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

          The Company is presently authorized to issue 5,000,000 shares of $.001 par value Preferred Stock. As of September 30, 1999, the Company has issued no shares of Preferred Stock.

          The Articles of Incorporation of the Company authorize the Board of Directors to issue from time to time all or any shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, or not voting powers, and such designations, preferences (including seniority upon liquidation), relative participating optional or other special rights, redemption rights, conversion privileges and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in resolutions adopted by the Board providing for the issuance of such series of Preferred Stock.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

          The Company's Common Stock has been authorized to trade by the NASD on the OTC Pink Sheets under the symbol "ECRX" as of September 22, 1999. The Market Maker for the Common Stock of the Company is National Capital LLC, 6801 Broadway Extension, Oklahoma City, Oklahoma 73116 ("National Capital"). In a letter to National Capital dated September 27, 1999, the NASD cleared National Capital's request to submit a quote of $5.00 Bid, $5.50 Ask on the OTC Pink Sheets for the Common Stock of the Company. Prior to September 1999, there was no market for the Company's Common Stock. The Company is not aware of any trades which occurred prior to September 30, 1999.

          As of September 30, 1999, there were 60 holders of record of the Company's common stock.

          As of September 30, 1999, there were 5,836,439 shares of common stock issued and outstanding. Of those shares, 5,497,326 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of these restricted securities, 2,887,990 shares held by affiliates may be sold pursuant to a registration statement or pursuant to Rule 144.

          In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

          No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

          The Company has never paid a cash dividend on its common stock. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

Item 2.  Legal Proceedings

          None.

Item 3.  Changes In and Disagreements With Accountants

          None.

Item 4.  Recent Sales of Unregistered Securities

          On September 22, 1999, the Company issued 6,500 restricted shares of the Company in private sales for $32,500 ($5.00 per share).

Item 5.  Indemnification of Officers and Directors

          The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

Florida Statute
---------------

          Section 607.0850 of the Florida Statutes ("Indemnification of Officers, Directors, Employees, and Agents") provides that each Florida corporation shall have the following powers:

          "(1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          (2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

          (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

          (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

              (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

              (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

              (c) By independent legal counsel:

                  1.  Selected by the board of directors prescribed in paragraph
(a) or the committee prescribed in paragraph (b); or

                  2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

              (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

          (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

          (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

          (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or emissions to act, were material to the cause of action so adjudicated and constitute:

              (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

              (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

              (c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or

              (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

          (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

          (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

              (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

              (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

              (c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

         (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

         (11) For purposes of this section:

              (a) The term "other enterprises" includes employee benefit plans;

              (b) The term "expenses" includes counsel fees, including those for appeal;

              (c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

              (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

              (e) The term "agent" includes a volunteer;

              (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

              (g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

         (12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section. "

Bylaw Provision
---------------

          Article VIII of the registrant's bylaws provides as follows:

          "Each person (including here and hereinafter, the heirs, executors, administrators, or estate of such person): (I) who is or was a Director or officer of the Corporation; (ii) who is or was an agent or employee of the Corporation other than an officer and as to whom the Corporation has agreed to grant such indemnity; or (iii) who is or was serving at the request of the Corporation as its representative in the position of a Director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise and as to whom the Corporation has agreed to grant such indemnity; shall be indemnified by the corporation as of right to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision, against any fine, liability, cost or expense, including attorneys' fees, asserted against him or incurred by him in his capacity as such Director, officer, agent, employee, or representative, or arising out of his status as such Director, officer, agent, employee, or representative, or arising out of his status as such Director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and any such person against any such fine, liability, cost or expense, whether or not the corporation would have the legal power to directly indemnify him against such liability."

                                   PART F/S

Index to Financial Statements

Consolidated Financial Statements (Audited)......................................     25

     Report of Independent Auditor...............................................     26

     Consolidated Balance Sheets as of December 31, 1998 and 1997................     27

     Consolidated Statements of Operations from Inception (02/27/95)
     and for the Years Ended December 31, 1998 and 1997..........................     28

     Consolidated Statements of Stockholders' Deficit from Inception (02/27/95)
     and the Years Ended December 31, 1998, 1997, 1996 (unaudited)
     and 1995 (unaudited)........................................................     29

     Consolidated Statements of Cash Flows from Inception (02/27/95)
     and for the Years Ended December 31, 1998 and 1997..........................     30-31

     Notes to Consolidated Financial Statements..................................     32-40



Consolidated Interim Financial Statements (unaudited)............................     41

     Consolidated Balance Sheets (unaudited) as of
     September 30, 1999 and 1998.................................................     42

     Consolidated Statements of Operations (unaudited) for
     the Quarter Ended September 30, 1999 and 1998...............................     43-44

     Consolidated Statements of Stockholder's Deficit (unaudited)
     for the Nine Months Ended September 30, 1999 and 1998.......................     45

     Consolidated Statement of Cash Flows (unaudited) for
     the Nine Months Ended September 30, 1999 and 1998 and for the
     period from Inception (02/27/95) through December 31, 1999..................     46

     Notes to Consolidated Financial Statements..................................     47-55

                   ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.
                         (A Development Stage Company)

                       Consolidated Financial Statements

                              For the Years Ended
                          December 31, 1998 and 1997

         [LETTERHEAD OF MORRISON, BROWN, ARGIZ & COMPANY APPEARS HERE]

                         INDEPENDENT AUDITOR'S REPORT
                         ----------------------------

To the Stockholders
ECO-RX, Inc. f/k/a Eco-Aire Company, Inc.

We have audited the accompanying consolidated balance sheets of ECO-RX, Inc. f/k/a Eco-Aire Company, Inc. (a development stage company) and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of operations, stockholders' deficit and cash flows for the period February 27, 1995 (inception) through December 31, 1998 are unaudited and we express no opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECO-RX, Inc. f/k/a Eco-Aire Company, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage and its ability to continue in the normal course of business is dependent upon its ability to raise capital and the success of future operations. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Morrison, Brown, Argiz & Company
------------------------------------

Certified Public Accountants
Miami, Florida
July 29, 1999

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED BALANCE SHEETS
                                 DECEMBER 31,

                                                            1998         1997
                                                        -----------   ----------
CURRENT ASSETS
 Cash                                                   $       836   $   79,118
 Inventory                                                    5,307        5,307
 Accounts receivable                                              -       16,000
 Stock subscription receivable                               15,000            -
                                                        -----------   ----------

      TOTAL CURRENT ASSETS                                   21,143      100,425

ADVANCES TO STOCKHOLDERS                                          -      205,587

FURNITURE AND EQUIPMENT, NET                                 13,926       18,251

OTHER ASSETS, NET                                             2,755       38,007
                                                        -----------   ----------

      TOTAL ASSETS                                      $    37,824   $  362,270
                                                        ===========   ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
 Current portion of lease obligation                    $    10,418   $    6,710
 Accounts payable and accrued expenses                      233,932      121,900
 Notes payable to stockholders                              240,000      330,000
                                                        -----------   ----------

      TOTAL CURRENT LIABILITIES                             484,350      458,610

LEASE OBLIGATION                                             22,573       36,698
                                                        -----------   ----------

      TOTAL LIABILITIES                                     506,923      495,308
                                                        -----------   ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
 Preferred stock - $.001 par value, 5,000,000 shares
  authorized; none issued and outstanding
 Common stock - $.001 par value, 10,000,000 shares
  authorized; 5,836,439 and 4,751,452 shares issued
  and outstanding at December 31, 1998 and 1997,
  respectively                                                5,836        4,751
 Additional paid-in capital                               1,226,084      847,119
 Deficit accumulated during the development stage        (1,701,019)    (984,908)
                                                        -----------   ----------

      TOTAL STOCKHOLDERS' DEFICIT                          (469,099)    (133,038)
                                                        -----------   ----------
      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT       $    37,824   $  362,270
                                                        ===========   ==========

 The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                         For the Period
                                                                       February 27, 1995
                                                                          (Inception)
                                                                            through
                                      Year Ended       Year Ended         December 31,
                                     December 31,      December 31,          1998
                                         1998             1997            (Unaudited)
                                     ------------     -------------      -------------
COSTS AND EXPENSES
 General and administrative          $    713,721     $     296,881      $   1,122,218
 Amortization and depreciation             11,682            18,128             50,063
 Interest                                  40,708            21,147             72,065
 Research and development                       -            28,325             54,342
 Abandonment of property                        -           460,558            460,558
                                     ------------     -------------      -------------

      TOTAL EXPENSES                      766,111           825,039          1,759,246

INTEREST INCOME                                 -             8,227              8,227

OTHER INCOME                               50,000                 -             50,000
                                     ------------     -------------      -------------

      NET LOSS                       $   (716,111)    $    (816,812)     $  (1,701,019)
                                     ============     =============      =============

BASIC AND DILUTED NET LOSS
 PER COMMON SHARE                    $       (.12)    $        (.17)     $        (.29)
                                     ============     =============      =============

SHARES USED IN THE CALCULATION
 OF BASIC AND DILUTED NET LOSS
 PER SHARE                              5,836,439         4,751,452          5,836,439
                                     ============     =============      =============

  The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                      Deficit
                                                                                    Accumulated
                                                                    Additional       During the
                                              Common Stock           paid-in         Development
                                        ------------------------
                                        Shares         Par Value     Capital            Stage         Total
                                        ------------------------   ------------     ------------    ----------
Balances at February 27, 1995
(inception) (unaudited)                         -       $      -   $          -     $          -    $        -

Common stock issued for cash
 (unaudited)                                  386              -         92,715                -        92,715

Common stock issued for
 services (unaudited)                         124              -              -                -             -

Stock splits and change in
 par value (unaudited)                  3,699,987          3,700         (3,700)               -             -
                                        ---------       --------   ------------     ------------    ----------

Balances at December 31, 1995
 (unaudited)                            3,700,497          3,700         89,015                -        92,715

Common stock issued for cash
 (unaudited)                                   12              -         60,000                -        60,000

Stock splits and change in
 par value (unaudited)                     94,216             95            (95)               -             -

Net loss (unaudited)                            -              -              -         (168,096)     (168,096)
                                        ---------       --------   ------------     ------------    ----------

Balances at December 31, 1996
 (unaudited)                            3,794,725          3,795        148,920         (168,096)      (15,381)

Common stock issued for cash                  130              -        699,155                -       699,155

Common stock issued for services                1              -              -                -             -

Stock splits                              956,596            956           (956)               -             -

Net loss                                        -              -              -         (816,812)     (816,812)
                                        ---------       --------   ------------     ------------    ----------

Balances at December 31, 1997           4,751,452          4,751        847,119         (984,908)     (133,038)

Common stock issued for cash
 and stock subscription receivable        112,000            112        213,888                -       214,000

Common stock issued in
 exchange for forgiveness of debt          75,000             75        149,925                -       150,000

Common stock issued
 for services                             897,987            898         15,152                -        16,050

Net loss                                        -              -              -         (716,111)     (716,111)
                                        ---------       --------   ------------     ------------    ----------

Balances at December 31, 1998           5,836,439       $  5,836   $  1,226,084     $ (1,701,019)   $  469,099
                                        =========       ========   ============     ============    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  For the Period
                                                                                February 27, 1995
                                                                                   (Inception)
                                                                                     through
                                                   Year Ended     Year Ended       December 31,
                                                  December 31,   December 31,          1998
                                                      1998           1997          (Unaudited)
                                                  ------------   -------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss                                          $  (716,111)   $  (816,812)     $   (1,701,019)
                                                  ------------   ------------   -----------------

 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization                         11,682         18,128              23,608
  Abandonment of property                                    -        460,558                   -
  Services received in exchange for stock               16,050              -                   -
  Changes in operating assets and liabilities:
   Inventory                                                 -        (91,671)             (5,307)
   Accounts receivable                                  16,000         13,160             (15,000)
   Advances to stockholders                            205,587         (8,227)                  -
   Other assets                                         32,573        (57,840)             (2,755)
   Accounts payable and accrued expenses               112,032         58,974             233,932
                                                  ------------   ------------   -----------------

      TOTAL ADJUSTMENTS                                393,924        393,082             234,478
                                                  ------------   ------------   -----------------

      NET CASH USED IN OPERATING
       ACTIVITIES                                     (322,187)      (423,730)         (1,466,541)
                                                  ------------   ------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Advances to stockholders                                    -       (197,360)                  -
 Capital expenditures                                   (4,678)      (160,202)            (37,534)
                                                  ------------   ------------   -----------------

      NET CASH USED IN INVESTING
       ACTIVITIES                                       (4,678)      (357,562)            (37,534)
                                                  ------------   ------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from stockholder loans                        60,000        150,000             240,000
 Proceeds from issuance of common stock                199,000        699,155           1,231,920
 Proceeds from (payment of) lease obligation           (10,417)        (8,680)             32,991
                                                  ------------   ------------   -----------------

      NET CASH PROVIDED BY
       FINANCING ACTIVITIES                            248,583        840,475           1,504,911
                                                  ------------   ------------   -----------------

NET INCREASE (DECREASE) IN CASH                        (78,282)        59,183                 836

CASH AT BEGINNING OF YEAR                               79,118         19,935                   -
                                                  ------------   ------------   -----------------

CASH AT END OF YEAR                                $       836    $    79,118      $          836
                                                  ============   ============   =================

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                             For the Period
                                                                           February 27, 1995
                                                                              (Inception)
                                                                                through
                                                Year Ended    Year Ended      December 31,
                                               December 31,  December 31,         1998
                                                   1998          1997         (Unaudited)
                                               ------------  ------------  -----------------
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:

 Cash paid for interest                         $    22,063   $    11,527   $         33,590
                                               ============  ============  =================
SUPPLEMENTAL SCHEDULE OF
 NON-CASH ACTIVITY:

 Leased equipment                               $         -   $    52,088   $         52,088
                                               ============  ============  =================

 75,000 shares of common stock issued
  in exchange for settlement of outstanding
  note to a stockholder                         $   150,000   $         -   $        150,000
                                               ============  ============  =================

 897,987 shares of common stock issued
 in exchange for services received              $    16,050   $         -   $         16,050
                                               ============  ============  =================

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (A)  BUSINESS

               ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. has been in the development stage since its incorporation in the State of Florida on February 27, 1995. The Company's mission is to pioneer the technology, design and manufacturing of air purification equipment for the destruction of pathogens and for the efficient and effective removal of odors, allergy and asthma causing agents, pollutants and certain gases from indoor air environments.

               The consolidated financial statements include the accounts of ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. and its wholly-owned subsidiary, Eco-Aire Marketing, Inc., collectively referred to as the "Company". Eco-Aire Marketing, Inc. is inactive and ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.'s investment in said company has been eliminated in consolidation.

          (B)  INVENTORIES

               Inventories are stated at the lower of cost (first-in, first-out) or market and consist primarily of metal, bulbs, ballasts, machines in process and miscellaneous supplies.

          (C)  READINESS FOR YEAR 2000

               The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using "00" as the year 1900 rather than the year 2000. The Company is in its development stage and does not have sophisticated computer equipment that may cause the Year 2000 issue to adversely affect its operations.

          (D)  INTANGIBLE ASSETS

               In April, 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 provides guidance for the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company has adopted SOP 98-5 as of December 31, 1998.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (E)  INCOME TAX

               Effective January 1, 1996, the Company, with the consent of its stockholders, elected to be treated as an "S" Corporation for income tax purposes, under which election federal and state income taxes are payable by the individual stockholders rather than the Company. Accordingly, no provision or liability for income taxes has been included in the consolidated financial statements for the year ended December 31, 1997.

               On September 30, 1998, the Company terminated its election to be treated as an S Corporation. The Company now accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As of December 31, 1998, the Company has an unused net operating loss. Due to the uncertainty relating to the ultimate utilization of the net operating loss, the Company has provided a valuation reserve for the entire amount at December 31, 1998.

          (F)  EARNINGS PER SHARE

               Earnings per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. This statement requires restatement of all prior-period EPS data presented.

               The net loss per share is computed by dividing the net loss for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of common stock options) for the period plus the dilutive effect of outstanding common stock options and warrants considered to be common stock equivalents. Stock options and other common stock equivalents are excluded from the calculations as their effect would be anti-dilutive.

               Basic and diluted earnings per share amounts are equal because the Company has a net loss and consideration of the outstanding options, warrants and their equivalents would result in anti-dilutive effects to earnings per share.

               The weighted average number of shares used to compute EPS was 5,836,439 and 4,751,452 for the years ended December 31, 1998 and 1997, respectively.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (G)  USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made in preparation of the financial statements.

          (H)  FURNITURE AND EQUIPMENT

               The Company's furniture and equipment is stated at cost. Depreciation is computed on the straight line method over the estimated useful lives of the assets, which range from 3 to 5 years.

          (I)  CONCENTRATIONS OF CREDIT RISK

               A major portion of the Company's business is expected to be conducted using its patented technology. Consequently, the Company's profitability may be subjected to changes in technology and its use in commerce.

          (J)  NEW ACCOUNTING PRONOUNCEMENTS

               The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective for the period ending December 31, 1998. SFAS No. 130 requires companies to report by major components and in total, the change of its net assets during the period from non-owner sources. The adoption of SFAS No. 130 did not have a significant effect on the Company's financial position, results of operations, or cash flows.

               During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements and establishes standards for related disclosures about products and services, geographic areas and major customers. The Company's air purification business is currently the only segment reportable under SFAS No. 131.

          (K)  PATENTS

               The Company has applied for several patents in connection with its technology; however, the Company has elected to expense all costs associated with obtaining these patents for the year ending December 31, 1998.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 2 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN

          Since formation, the Company's operations have been devoted primarily to:

          .    Raising capital

          .    Developing its product

          .    Obtaining financing

          .    Developing its marketing plan

          Accordingly, the Company is considered to be in the development stage, as its planned production and sales have not yet commenced.

          Management's plans include the following:

          .    Commencement of production and development of new products

          .    Implementation of sales and leasing of commercial units

          .    Pursuing licensing agreements for the technology

          The Company has made progress expanding the patent coverage and marketing strategy. The Company has adopted a plan to implement certain courses of action for raising capital and marketing. The Company has also held presentations for major companies, to license the technology, sell or distribute its products.

          The Company has been in the development stage since its inception on February 27, 1995. These statements are presented on the basis that the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying consolidated financial statements, the Company has incurred net losses during the years ended December 31, 1998 and 1997 of $716,111 and $816,812, respectively. As of December 31, 1998, current liabilities exceeded current assets by $463,207.

          These factors, as well as the Company's ability to obtain additional long-term financing, adequate stockholder capital contributions, and future equity funding, create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 3 -  RELATED PARTIES

          During 1997, several advances were made to certain shareholders which accrued interest at 7% per annum. During 1998, the Company entered into agreements with these shareholders for consulting services which were paid during the year through the settlement of the open advances.

NOTE 4 -  STOCK SUBSCRIPTION RECEIVABLE

          The Company recorded a stock subscription receivable in the amount of $15,000 at December 31, 1998. The monies were subsequently collected by June, 1999. The receivable was recorded as a current asset due to the short term nature of the repayment period.

NOTE 5 -  FURNITURE AND EQUIPMENT

                                                          1998         1997
                                                        --------     --------
          Furniture and equipment                       $ 37,534     $ 32,855
          Less accumulated depreciation                   23,608       14,604
                                                        --------     --------
                                                        $ 13,926     $ 18,251
                                                        ========     ========

          Depreciation expense for the years ended December 31, 1998 and 1997 was $9,003 and $16,700, respectively.

NOTE 6 -  OTHER ASSETS

          Other assets consist of the following:

                                                          1998         1997
                                                        --------     --------
          Patents                                       $      -     $ 26,218
          Developmental costs                                  -       16,031
          Deposits                                         2,755        7,035
          Prepaid royalty                                      -       10,000
          Organization costs                                   -        2,500
                                                        --------     --------
                                                           2,755       61,784

          Less accumulated amortization                        -       23,777
                                                        --------     --------
                                                        $  2,755     $ 38,007
                                                        ========     ========

          Amortization expense for the years ended December 31, 1998 and 1997 was $2,679 and $1,428, respectively.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 7 -  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

          These accounts consist of the following:

                                                          1998         1997
                                                        --------     --------
          Accounts payable                              $205,666     $112,280
          Accrued interest                                28,266        9,620
                                                        --------     --------
                                                        $233,932     $121,900
                                                        ========     ========

NOTE 8 -  NOTES PAYABLE TO STOCKHOLDERS

          The notes payable to stockholders at December 31, 1998 and 1997 is comprised of the following:

                                                          1998         1997
                                                        --------     --------
          Note accruing interest at 10%; all unpaid
          interest and principal becomes due June,
          1998, and is personally guaranteed by three
          of the Company's stockholders. As of
          December 31, 1998 this note was payable on
          demand and was accruing interest at 18%.      $100,000     $100,000

          Unsecured loan, interest accruing at 8.75%
          payable annually commencing December, 1996.
          Loan matures December, 1998 at which time
          all principal and unpaid interest is due.
          As of December 31, 1998 this note was
          payable on demand and was accruing interest
          at 18%.                                         80,000       80,000

          Note accruing interest at 15%, maturing in
          May, 1998. This note was converted to 75,000
          shares of common stock during 1998.                  -      150,000


          Various unsecured loans, interest accruing
          at 15%, with maturity dates ranging from
          January, 1999 to March, 1999. These notes
          were renewed and now have maturity dates
          ranging from November, 1999 to December,
          1999.                                           50,000            -

          Unsecured, non-interest bearing note
          payable, due on demand. This note
          was repaid in January, 1999.                    10,000            -
                                                        --------     --------
                                                        $240,000     $330,000
                                                        ========     ========

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 9 -  COMMITMENTS AND CONTINGENCIES

          LITIGATION

          The Company, from time to time, is a defendant in legal actions arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that those actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position.

          OPERATING LEASE

          The Company leased a factory on a month-to-month basis at $1,000 per month through February, 1997, at which time a one year lease was executed at a different location providing for a monthly rental of $1,375. The factory was subsequently abandoned. Rental expense for all operating leases amounted to approximately $41,000 and $25,000 during 1998 and 1997, respectively. As of December 31, 1998, the Company had no rent commitments.

          LEASE OBLIGATION

          Future minimum lease payments under a noncancelable equipment lease consisted of the following at December 31, 1998:

                Years ending December 31,
                        1999                                       $10,418
                        2000                                        10,418
                        2001                                        10,418
                        2002                                         1,737
                                                                 ---------
                                                                 $  32,991
                                                                 =========

          DESIGN AND CONSULTING AGREEMENT

          During 1997, the Company entered into a design and consulting services agreement with a third party. The Company shall pay a royalty of $1 for each unit sold for a period of five years, commencing on the date of first sale. The Company will pay the same $1 royalty for an additional 45 years with respect to any and all sales made by the Company of the original product to any potential customer introduced to the Company for which a "Disclaimer Notice" was not given.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 10 - STOCKHOLDERS' DEFICIT

          LOSS PER SHARE

          Loss per share is computed by dividing net loss by the weighted average number of outstanding shares of common stock. Net loss per share for the periods presented does not include the effects of stock options and warrants because their effects would be anti-dilutive.

          The following table sets forth the computation of net loss per share:

                                                                                                      For the Period
                                                                                                        February 27,
                                                                                                            1995
                                                                                                        (inception)
                                                                             Year Ended   Year Ended      through
                                                                            December 31,  December 31,  December 31,
                                                                               1998          1997        (Unaudited)
                                                                           -------------  ------------ -------------
          Net loss                                                         $   (716,111)  $  (816,812) $ (1,701,019)
                                                                           =============  ============ =============

          Basic and diluted:
           Weighted average common shares
           outstanding used in computing basic
           net loss per share                                                 5,836,439     4,751,452     5,836,439
                                                                           =============  ============ =============
          Basic and diluted net loss per share                             $       (.12)  $      (.17) $       (.29)
                                                                           =============  ============ =============

          During 1997, the Company amended its articles of incorporation and changed the capital structure from common stock authorized of 1,000 shares with a par value of $1, to 10,000,000 shares of common stock authorized with a par value of $.001 and also authorized preferred stock of 5,000,000 shares with a par value of $.001.

          During 1997, the Company effectuated two stock splits, a 2,000 for 1 stock split and a 3.60266 for 1 stock split, for its common stock.

NOTE 11 - FAIR VALUE

          The Company has estimated the fair value of its financial instruments at December 31, 1998 and 1997, as required by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments." The carrying values of cash, accounts receivable, stock subscription receivable, accounts payable and accrued expenses and debt are reasonable estimates of their fair values.

NOTE 12 - SHARES ISSUED FOR SERVICES

          During 1998, 897,829 shares of common stock were issued in exchange for services provided to the Company. 160,500 of these shares were recorded at the market value of the services received. The remaining 737,329 shares were issued for services performed in connection with the sale of stock and the cost of these services are reflected as a direct reduction in capital in the consolidated financial statements.

          None of these shares were sold through National Association of Securities Dealers, Inc. (NASD) Broker/Dealers, nor were any commissions paid for these shares. None of the shares issued for services have been issued for future sales of stock.

NOTE 13 - SUBSEQUENT EVENTS

          In January, 1999, the Company obtained a $100,000 loan bearing interest at 12%. The maturity date of this note is the earlier of: (a) the infusion of gross proceeds of $300,000 in additional debt or equity capital, (b) the closing of an initial public offering or "reverse merger" of the Company into a publicly traded entity or (c) December 31, 1999.

          On July 27, 1999, the Company changed its name to Eco-RX, Inc.

                   ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.
                         (A Development Stage Company)

                       Consolidated Financial Statements

                           For the Nine Months Ended
                          September 30, 1999 and 1998

                                      And

                             For the Quarter ended
                          September 30, 1999 and 1998

                                  (UNAUDITED)

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEETS
                          SEPTEMBER 30, 1999 and 1998
                                  (UNAUDITED)

                                                                        1999                   1998
ASSETS
------
CURRENT ASSETS
        Cash                                                     $          500          $       1,037
        Inventory                                                         5,307                  5,307
                                                                 --------------          -------------
        TOTAL CURRENT ASSETS                                              5,807                  6,344
                                                                 --------------          -------------

FURNITURE AND EQUIPMENT, NET                                              7,114                 19,961

OTHER ASSETS, NET                                                         2,755                 29,320
                                                                 --------------          -------------

        TOTAL ASSETS                                             $       15,676          $      55,625
                                                                 ==============          =============

LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------

CURRENT LIABILITIES

        Accounts payable and accrued expenses                    $      194,338          $      99,278
        Notes payable - stockholders                                    250,000                240,000
        Notes payable - others                                          100,000                      0
        Current portion of lease obligation                              10,416                 10,416
                                                                 --------------          -------------
        TOTAL CURRENT LIABILITIES                                       554,754                349,694

LEASE OBLIGATION                                                         18,957                 27,784
                                                                 --------------          -------------

        TOTAL LIABILITIES                                               573,711                377,478

STOCKHOLDERS' DEFICIT
        Preferred stock - $0.001 par value, 5,000,000 shares
           authorized;  none issued and outstanding
        Common stock - $0.001 par value, 10,000,000 shares
           authorized, 5,836,439  and 5,814,106 shares                    5,882                  5,180
           issued and outstanding.
        Additional paid-in capital                                    1,249,788              1,145,537
        Deficit accumulated during the development stage             (1,813,705)            (1,472,570)
                                                                 --------------          -------------

        TOTAL STOCKHOLDERS' DEFICIT                                    (558,035)              (321,853)
                                                                 --------------          -------------

        TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT              $       15,676          $      55,625
                                                                 ==============          =============

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                          SEPTEMBER 30, 1999 and 1998
                                  (UNAUDITED)

                                                                                       For the Period
                                                  Nine Months        Nine Months        (Inception)
                                                     Ended              Ended             Through
                                                  September 30,      September 30,     September 30,
                                                      1999              1988                1999
                                                ----------------   ---------------   ------------------
COSTS AND EXPENSES
        General and administrative                        94,586           501,679            1,216,804
        Amortization and depreciation                      6,813            15,356               56,876
        Interest                                           6,848            16,322               78,913
        Research and development                           4,441             4,305               58,783
        Abandonment of property                                -                 -              460,558
                                                ----------------   ---------------   ------------------

                    TOTAL EXPENSES                       112,688           537,662            1,871,934

INTEREST INCOME                                                                                   8,227

OTHER INCOME                                                                50,000               50,000
                                                ----------------   ---------------   ------------------

                    NET LOSS                    $       (112,688)  $      (487,662)  $       (1,813,707)
                                                ================   ===============   ==================

BASIC AND DILUTED NET LOSS
        PER COMMON SHARE                        $          (0.02)  $         (0.09)  $            (0.31)
                                                ================   ===============   ==================

SHARES USED IN THE CALCULATION OF
        BASIC AND DILUTED NET LOSS
        PER SHARE                                      5,836,439         5,477,460            5,836,439
                                                       =========         =========            =========

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                          SEPTEMBER 30, 1999 and 1998
                                  (UNAUDITED)

                                                               Quarter Ended     Quarter Ended
                                                               September 30,     September 30,
                                                                    1999             1988
                                                               -------------     -------------
COSTS AND EXPENSES
        General and administrative                                    38,340            25,626
        Amortization and depreciation                                  2,271             2,862
        Interest                                                       2,468             4,250
        Research and development                                           -             6,131
                                                                   ---------         ---------
                    TOTAL EXPENSES                                    43,079            38,869
                                                                   ---------         ---------

                    NET LOSS                                       $ (43,078)        $ (38,869)
                                                                   =========         =========
BASIC AND DILUTED NET LOSS
        PER COMMON SHARE                                           $   0.007         $   0.007
                                                                   =========         =========
SHARES USED IN THE CALCULATION OF
        BASIC AND DILUTED NET LOSS
        PER SHARE                                                  5,836,439         5,477,460
                                                                   =========         =========

The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A/ECO-AIRE COMPANY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
               CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 and 1998
                                  (UNAUDITED)

                                                                                                   Deficit
                                                                                                 Accumulated
                                                                                 Additional       During the
                                                       Common Stock               Paid-In        Development
                                              -----------------------------
                                                  Shares         Par Value         Capital          Stage             total
                                              -----------      ------------    -------------------------------------------------
Balances -          January 1, 1998             4,751,452             4,751         847,119         (984,908)           (133,038)


Common stock issued for cash
 and stock subscription receivable                112,000               112         213,888                              214,000


Common stock issued in
 exchange for forgiveness of debt                  75,000                75       1,479,925                              150,000


Common stock issued for
 services                                         897,987               898          15,152                               16,050


Net Loss                                                                                            (716,111)           (716,111)


Balances -           January 1, 1999            5,836,439            $5,836      $1,226,084      ($1,701,019)           $469,099

Issuance of common
  Stock                                             6,500                65          23,685                               23,750

Net loss                                                                                            (112,688)           (112,688)
                                              -----------      ------------    ------------     ------------        ------------

Balances -   September 30, 1999                 5,842,939             5,901       1,249,769       (1,813,707)            380,161
                                              ===========      ============    ============     ============        ============

The accompanying notes are an integral part of these consolidated financial statements.

                                 Eco-Rx, Inc.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)


                                                                                                             For the Period
                                                                                                                27-Feb-95
                                                                                                                (Inception)
                                                                       Nine Months        Nine Months             through
                                                                         ended              ended              December 31,
                                                                      September 30,      September 30,             1999
                                                                          1999               1998              (Unaudited)
                                                                      -------------      -------------       --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                             (112,688)          (487,662)          (1,813,707)
                                                                      ------------       ------------
     Adjustments to reconcile net loss to net cash
       used in operating activities:
         Depreciation and amortization                                       6,813             15,356               30,421
         Abandonment of property
         Services received in exchange for stock
         Changes in operating assets and liabilities:
           Inventory                                                             0                                  (5,307)
           Accounts receivables                                             15,000             16,000                    -
           Other assets                                                                         8,687               (2,755)
           Advances to stockholders                                                           205,587
           Accounts payable and accrued expenses                           (39,594)           (22,622)             194,338
                                                                      ------------       ------------         ------------
                   TOTAL ADJUSTMENTS                                       (17,781)           223,008              216,697
                                                                      ------------       ------------         ------------
                   NET CASH USED IN OPERATING
                   ACTIVITIES                                             (130,469)          (264,654)          (1,597,010)
                                                                      ------------       ------------         ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Advances to stockholders
     Capital expenditures                                                                     (17,066)             (37,534)
                                                                      ------------       ------------         ------------
                   NET CASH USED IN INVESTING
                     ACTIVITES                                                   0            (17,066)             (37,534)
                                                                      ------------       ------------         ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from stockholder loans                                        10,000            (90,000)             250,000
                                                                           100,000                                 100,000
     Proceeds from issuance of common stock                                 23,750            298,847            1,255,670
     Proceeds from (payment of) lease obligation                            (3,618)            (5,208)              29,373
                                                                      ------------       ------------         ------------
                   NET CASH PROVIDED BY
                     FINANCING ACTIVITIES                                  130,132            203,639            1,635,043
                                                                      ------------       ------------         ------------
NET INCREASE (DECREASE) IN CASH                                               (337)           (78,081)                 499
CASH AT BEGINNING OF YEAR                                                      836             79,118
                                                                      ------------       ------------         ------------
CASH AT END OF PERIOD                                                 $        499       $      1,037         $        499
                                                                      ============       ============         ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION

     Cash paid for interest:                                          $      6,848       $     16,322         $     40,438
                                                                      ============       ============         ============

    The accompanying notes are an integral part of these consolidated financial statements.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (A)  BUSINESS

               ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. has been in the development stage since its incorporation in the State of Florida on February 27, 1995. The Company's mission is to pioneer the technology, design and manufacturing of air purification equipment for the destruction of pathogens and for the efficient and effective removal of odors, allergy and asthma causing agents, pollutants and certain gases from indoor air environments.

               The consolidated financial statements include the accounts of ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc. and its wholly-owned subsidiary, Eco-Aire Marketing, Inc., collectively referred to as the "Company". Eco-Aire Marketing, Inc. is inactive and ECO-Rx, Inc. f/k/a Eco-Aire Company, Inc.'s investment in said company has been eliminated in consolidation.

          (B)  INVENTORIES

               Inventories are stated at the lower of cost (first-in, first-out) or market and consist primarily of metal, bulbs, ballasts, machines in process and miscellaneous supplies.

          (C)  READINESS FOR YEAR 2000

               The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using "00" as the year 1900 rather than the year 2000. The Company is in its development stage and does not have sophisticated computer equipment that may cause the Year 2000 issue to adversely affect its operations.

          (D)  INTANGIBLE ASSETS

               In April, 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 provides guidance for the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company has adopted SOP 98-5 as of December 31, 1998.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (E)  INCOME TAX

               Effective January 1, 1996, the Company, with the consent of its stockholders, elected to be treated as an "S" Corporation for income tax purposes, under which election federal and state income taxes are payable by the individual stockholders rather than the Company. Accordingly, no provision or liability for income taxes has been included in the consolidated financial statements for the year ended December 31, 1997.

               On September 30, 1998, the Company terminated its election to be treated as an S Corporation. The Company now accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As of December 31, 1998, the Company has an unused net operating loss. Due to the uncertainty relating to the ultimate utilization of the net operating loss, the Company has provided a valuation reserve for the entire amount at December 31, 1998.

          (F)  EARNINGS PER SHARE

               Earnings per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. This statement requires restatement of all prior-period EPS data presented.

               The net loss per share is computed by dividing the net loss for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of common stock options) for the period plus the dilutive effect of outstanding common stock options and warrants considered to be common stock equivalents. Stock options and other common stock equivalents are excluded from the calculations as their effect would be anti-dilutive.

               Basic and diluted earnings per share amounts are equal because the Company has a net loss and consideration of the outstanding options, warrants and their equivalents would result in anti-dilutive effects to earnings per share.

               The weighted average number of shares used to compute EPS was 5,836,439 and 5,477,460 for nine months ended September 30, 1999 and 1998 respectively.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (G)  USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made in preparation of the financial statements.

          (H)  FURNITURE AND EQUIPMENT

               The Company's furniture and equipment is stated at cost. Depreciation is computed on the straight line method over the estimated useful lives of the assets, which range from 3 to 5 years.

          (I)  CONCENTRATIONS OF CREDIT RISK

               A major portion of the Company's business is expected to be conducted using its patented technology. Consequently, the Company's profitability may be subjected to changes in technology and its use in commerce.

          (J)  NEW ACCOUNTING PRONOUNCEMENTS

               The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective for the period ending December 31, 1998. SFAS No. 130 requires companies to report by major components and in total, the change of its net assets during the period from non-owner sources. The adoption of SFAS No. 130 did not have a significant effect on the Company's financial position, results of operations, or cash flows.

               During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements and establishes standards for related disclosures about products and services, geographic areas and major customers. The Company's air purification business is currently the only segment reportable under SFAS No. 131.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

          (K)  PATENTS

               The Company has applied for several patents in connection with its technology; however, the Company has elected to expense all costs associated with obtaining these patents.

NOTE 2 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN

          Since formation, the Company's operations have been devoted primarily to:

          .  Raising capital

          .  Developing its product

          .  Obtaining financing

          .  Developing its marketing plan

          Accordingly, the Company is considered to be in the development stage, as its planned production and sales have not yet commenced.

          Management's plans include the following:

          .  Commencement of production and development of new products

          .  Implementation of sales and leasing of commercial units

          .  Pursuing licensing agreements for the technology

          The Company has made progress expanding the patent coverage and marketing strategy. The Company has adopted a plan to implement certain courses of action for raising capital and marketing. The Company has also held presentations for major companies, to license the technology, sell or distribute its products.

          The Company has been in the development stage since its inception on February 27, 1995. These statements are presented on the basis that the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying consolidated financial statements, the Company has incurred net losses for the Nine Months ended September 30, 1999 and 1998. As of September 30, 1999, current liabilities exceeded current assets by $548,947.

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

          These factors, as well as the Company's ability to obtain additional long-term financing, adequate stockholder capital contributions, and future equity funding, create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 -  RELATED PARTIES

          During 1997, several advances were made to certain shareholders which accrued interest at 7% per annum. During 1998, the Company entered into agreements with these shareholders for consulting services which were paid during the year through the settlement of the open advances.

NOTE 4 -  STOCK SUBSCRIPTION RECEIVABLE

          The Company recorded a stock subscription receivable in the amount of $15,000 at December 31, 1998. The monies were subsequently collected by June, 1999. The receivable was recorded as a current asset due to the short term nature of the repayment period.

NOTE 5 -  FURNITURE AND EQUIPMENT

                                               1999            1998
                                           ------------    ------------
 Furniture and equipment                   $     37,534  $       38,565
 Less accumulated depreciation                   30,420          18,604
                                           ------------  --------------

                                           $      7,114  $       19,961
                                           ============  ==============

          Depreciation expense for the nine months ended September 30, 1999 and 1998 was $6,813 and $6,162, respectively.

NOTE 6 -  OTHER ASSETS

          Other assets consist of the following:

                                                1999            1998
                                           ------------  --------------
          Deposits                         $      2,755  $        2,755
          Prepaid expenses                            -          26,565
                                           ------------  --------------

                                           $      2,755  $       29,320
                                           ============  ==============

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

          Amortization expense for the nine months ended September 30, 1999 and 1998 was $0 and $9,194, respectively.



NOTE 7 -  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

          These accounts consist of the following:

                                                        1999           1998
                                                     -----------   -------------
          Accounts payable                           $   182,726   $      95,028
          Accrued interest                                11,612           4,250
                                                     -----------   -------------

                                                     $   194,338   $      99,278
                                                     ===========   =============

NOTE 8 -  NOTES PAYABLE TO STOCKHOLDERS

          The notes payable to stockholders at September 30, 1999 and 1998 is comprised of the following:

                                                        1999           1998
                                                     -----------   -------------
          Note accruing interest at 10%;
          all unpaid interest and principal
          becomes due June, 1998, and is
          personally guaranteed by three
          of the Company's stockholders. As
          of December 31, 1998 this note was
          payable on demand and was accruing
          interest at 18%.                           $   100,000   $     100,000

          Note accruing interest at 12%;
          maturing the Earlier of: (a) the
          infusing of gross proceeds of
          $300,000 in additional debt or
          equity capital, (b) the closing of
          an initial public offering  or
          "reverse merger" of the Company into
          a publicly traded entity or
          (c) December 31, 1999.                     $   100,000

          Unsecured loan, interest accruing at
          8.75% payable annually commencing
          December, 1996. Loan matures December,
          1998 at which time all principal and
          unpaid interest is due. As of December
          31, 1998 this note was payable on
          demand and was accruing interest at 18%.        80,000          80,000

          Various unsecured loans, interest accruing at

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

          15%, with maturity dates ranging from
          January, 1999 to March, 1999. These notes
          were renewed and now have maturity dates
          ranging from November, 1999 to December,
          1999.                                           70,000        50,000

          Unsecured, non-interest bearing note
          payable, due on demand. This note was
          repaid in January, 1999.                                      10,000
                                                     -----------   -----------

                                                     $    350,00   $   240,000
                                                     ===========   ===========

NOTE 9 -  COMMITMENTS AND CONTINGENCIES

          LITIGATION

          The Company, from time to time, is a defendant in legal actions arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that those actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position.

          OPERATING LEASE

          The Company leased a factory on a month-to-month basis at $1,000 per month through February, 1997, at which time a one year lease was executed at a different location providing for a monthly rental of $1,375. The factory was subsequently abandoned. Rental expense for all operating leases amounted to approximately $41,000 during 1998. As of September 30, 1999, the Company had no rent commitments.

          LEASE OBLIGATION

          Future minimum lease payments under a noncancelable equipment lease consisted of the following at September 30, 1999:

            Years ending September 30,
                 2000                          $ 10,418
                 2001                            10,418
                 2002                             8,537
                                               --------
                                               $ 29,373
                                               ========

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

          DESIGN AND CONSULTING AGREEMENT

          During 1997, the Company entered into a design and consulting services agreement with a third party. The Company shall pay a royalty of $1 for each unit sold for a period of five years, commencing on the date of first sale. The Company will pay the same $1 royalty for an additional 45 years with respect to any and all sales made by the Company of the original product to any potential customer introduced to the Company for which a "Disclaimer Notice" was not given.


NOTE 10 - STOCKHOLDERS' DEFICIT

          LOSS PER SHARE

          Loss per share is computed by dividing net loss by the weighted average number of outstanding shares of common stock. Net loss per share for the periods presented does not include the effects of stock options and warrants because their effects would be anti-dilutive.

          The following table sets forth the computation of net loss per share:


                                                                                           For the Period
                                                                                            February 27,
                                                                                               1995
                                                       Year Ended         Year Ended         (inception)
                                                      September 30,      September 30,        through
                                                          1999                1998          September 30,
                                                      ------------       -------------      -------------
Net loss                                               $ (112,688)          $ (487,662)     $  (1,813,707)
                                                       ==========          ===========      =============

Basic and diluted:
 Weighted average common shares
 outstanding used in computing basic
 net loss per share                                     5,836,439            5,477,460          5,836,439
                                                       ==========          ===========      =============

Basic and diluted net loss per share                   $     (.02)         $      (.09)     $        (.31)
                                                       ==========          ===========      =============

          During 1997, the Company amended its articles of incorporation and changed the capital structure from common stock authorized of 1,000 shares with a par value of $1,

                   ECO-RX, INC. F/K/A ECO-AIRE COMPANY, INC
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                      and
                             FOR THE QUARTER ENDED
                          SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

          to 10,000,000 shares of common stock authorized with a par value of $.001 and also authorized preferred stock of 5,000,000 shares with a par value of $.001.

          During 1997, the Company effectuated two stock splits, a 2,000 for 1 stock split and a 3.60266 for 1 stock split, for its common stock.

NOTE 11 - FAIR VALUE

          The Company has estimated the fair value of its financial instruments at December 31, 1998 and 1997, as required by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments." The carrying values of cash, accounts receivable, stock subscription receivable, accounts payable and accrued expenses and debt are reasonable estimates of their fair values.

NOTE 12 - SHARES ISSUED FOR SERVICES

          During 1998, 897,829 shares of common stock were issued in exchange for services provided to the Company. 160,500 of these shares were recorded at the market value of the services received. The remaining 737,329 shares were issued for services performed in connection with the sale of stock and the cost of these services are reflected as a direct reduction in capital in the consolidated financial statements.

          None of these shares were sold through National Association of Securities Dealers, Inc. (NASD) Broker/Dealers, nor were any commissions paid for these shares. None of the shares issued for services have been issued for future sales of stock.

NOTE 13 - SUBSEQUENT EVENTS

          On July 27, 1999, the Company changed its name to Eco-RX, Inc.

                                   PART III

Item 1.  Index to Exhibits

Exhibit No.  Description                                     Page No.
                                                             --------
3.1          Articles of Incorporation, as amended

3.2          Bylaws

4.1          Form of common stock certificate

10.1         Consulting Agreement with Fitch, Inc. dated
             January 17, 1997

Item 2.  Description of Exhibits

         None.

                                   SIGNATURES


          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ECO-Rx, Inc.


Dated:  November 4, 1999                   By:  /s/ Joseph M. Peiken
                                                ----------------------------
                                                Joseph M. Peiken
                                                Vice President, Chief Financial
                                                Officer and Director

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ECO-Rx, Inc.


Dated:  November 4, 1999                   By:  /s/ Joseph M. Peiken
                                                ----------------------------
                                                Joseph M. Peiken
                                                Vice President, Chief Financial
                                                Officer and Director

                                       57